September 27, 2024

Stephen Preston
Co-Chief Executive Officer
FrontView REIT, Inc.
3131 McKinney Avenue
Suite L10
Dallas, TX 75204

       Re: FrontView REIT, Inc.
           Amendment No. 2 to Registration Statement on Form S-11
           Filed September 27, 2024
           File No. 333-282015
Dear Stephen Preston:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2024, letter.

Amendment No. 2 to Registration Statement on Form S-11
Dilution, page 61

1. We note your response to comment 1 and the updated footnotes on page 61. We continue to be unclear how you derived the Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization of $1.04
       and the Increase in pro forma net tangible book value per share attributable to this offering of $1.37. In your response, please provide us with the calculations you used to determine these amounts. For example, based on your revision to your filing, it appears you are utilizing $228.7 million as the numerator to arrive at the Increase in pro forma net tangible book value per share attributable to this offering of $1.37; please further provide us with the denominator (i.e. share information) and the origin of the numbers used in the calculation. Provide similar information for the $1.04 Net decrease in pro forma net
 September 27, 2024
Page 2

       tangible book value per share attributable to the REIT Contribution Transactions and the
       Internalization.
Pro Forma Condensed Consolidated Financial Statements, page F-2

2.     We note your response to comment 5. Please address the following:
           We are unclear how you determined it was not necessary to reflect the termination of the management arrangement of $37.6 million within your pro forma consolidated statement of operations. Please tell us your basis in Article 11 of Regulation S-X for determining it is not necessary to reflect this expense.
           It appears that you determined 931,490 shares of OP Units to be issued resulted in a value of $38.8 million. In light of the midpoint of the price range for this offering being $19.00 per share, please clarify how you determined that 931,490 shares of OP
          Units to be issued resulted in a value of $38.8 million. To the extent that the value of the consideration paid for the Internalization should be determined based on something other than the offering price, please tell us your basis in U.S. GAAP for such determination.

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart A. Barr, Esq.